 Exhibit 99.2

GAUZY LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

June 30, 2025

TABLE OF CONTENTS

Page
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS :
Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024	2-3
Condensed Consolidated Statements of Operations and Comprehensive Loss for Three and Six Months Ended June 30, 2025 and 2024	4
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Shares and Shareholders’ Equity (Capital Deficiency) for Three and Six Months Ended June 30, 2025 and 2024	5-8
Condensed Consolidated Statements of Cash Flows for Six Months Ended June 30, 2025 and 2024	9-10
Notes to the Condensed Consolidated Financial Statements	11-22

The amounts are stated in U.S. dollars in thousands except share data

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2025	2024
Assets
CURRENT ASSETS:
Cash and cash equivalents	$1,235	$5,615
Restricted cash	130	119
Trade receivables, net of allowance for credit losses of $1,566 and $1,262 as of June 30, 2025 and December 31, 2024, respectively	16,991	24,358
Institutions	4,598	4,227
Inventories	17,397	15,876
Other current assets	6,101	4,413
TOTAL CURRENT ASSETS	46,452	54,608

NON-CURRENT ASSETS:
Restricted long term bank deposit	151	139
Restricted investment in marketable securities	3,096	3,215
Operating lease right of use assets	10,742	10,515
Property and equipment, net	31,085	27,461
Other non-current assets	2,997	2,707
Intangible assets:
Customer relationships	13,046	12,081
Technology	3,054	3,589
Goodwill	22,854	20,282
Other intangible asset	3,329	3,648
TOTAL NON-CURRENT ASSETS	90,354	83,637
TOTAL ASSETS	$136,806	$138,245

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) - (continued)

(U.S. dollars in thousands, except share data)

	June 30,	December 31,
	2025	2024
Liabilities, and shareholder’s equity
CURRENT LIABILITIES:
Short-term borrowing and current maturities of bank loan	$8,608	$3,353
Short-term loan relating to factoring arrangements	9,237	13,184
Trade payables	24,441	18,130
Employee related obligations	12,163	8,887
Accrued expenses	8,713	5,805
Deferred revenues	1,246	883
Current maturities of operating lease liabilities	2,601	2,315
Current maturities of finance lease liabilities	25	45
Warrants and phantom warrants to purchase ordinary shares	276	206
Other current liabilities (including $0 and $890 due to related parties as of June 30, 2025 and December 31, 2024, respectively)	3,564	3,920
TOTAL CURRENT LIABILITIES	70,874	56,728
LONG-TERM LIABILITIES:
Long-term debt measured under the fair value option	27,357	17,777
Long-term bank loan	7,820	4,128
Operating lease liabilities	7,593	7,528
Finance lease liabilities	39	43
Long-term employee related obligations	151	1,416
Employee rights upon retirement	1,384	1,347
Other long-term liabilities (including $1,770 and $0 due to related parties as of June 30, 2025 and December 31, 2024, respectively)	3,728	948
TOTAL LONG-TERM LIABILITIES	48,072	33,187
COMMITMENTS AND CONTINGENT LIABILITIES
TOTAL LIABILITIES	$118,946	$89,915

SHAREHOLDERS’ EQUITY:
Ordinary shares (No par value per shares, 34,930,909 and NIS 0.23 par value per shares 14,269,282 shares authorized as of June 30, 2025 and December 31, 2024 ; 18,743,137 and 18,720,287 shares issued and outstanding as of June 30, 2025 and December 31, 2024 respectively)	865	865
Additional paid-in capital	276,927	275,390
Other comprehensive loss	(13,406)	(2,913)
Accumulated deficit	(246,526)	(225,012)
TOTAL SHAREHOLDERS’ EQUITY	$17,860	$48,330
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$136,806	$138,245

(*)	Following the IPO and as of June 30, 2025, the authorized share capital of the Company is 49,200,191 ordinary shares with no par value

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (unaudited)

(U.S. dollars in thousands, except share data)

	Three months ended June 30		Six months ended June 30
	2025	2024	2025	2024

REVENUES	$20,054	$24,409	$42,421	$49,138
Cost of revenues (exclusive of depreciation and amortization)	15,249	17,323	31,386	35,330
Depreciation and amortization	519	494	1,017	1,001
TOTAL COST OF REVENUES	15,768	17,817	32,403	36,331
GROSS PROFIT	4,286	6,592	10,018	12,807
Research and development expenses (exclusive of depreciation and amortization reflected below)	4,868	4,131	8,325	8,512
General and administrative expenses (exclusive of depreciation and amortization reflected below)	6,076	5,271	11,773	11,400
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	4,142	4,153	7,811	8,443
Depreciation and amortization	1,710	1,021	3,312	2,042
Other expenses (change in fair value of contingent consideration)	-	(63)	-	(38)
TOTAL OPERATING EXPENSES	16,796	14,513	31,221	30,359
OPERATING LOSS	(12,510)	(7,921)	(21,203)	(17,552)
OTHER INCOME	-	130	-	130
INTEREST EXPENSES	(2,302)	(3,212)	(4,182)	(7,659)
OTHER FINANCIAL INCOME (EXPENSES)	4,092	(12,062)	3,942	(11,169)
FINANCIAL INCOME (EXPENSES), net (including amount reclassified from OCI reserve)	1,790	(15,274)	(240)	(18,828)
LOSS BEFORE INCOME TAX	(10,720)	(23,065)	(21,443)	(36,250)
INCOME TAX	(16)	(22)	(71)	(84)
LOSS FOR THE PERIOD	$(10,736)	$(23,087)	$(21,514)	$(36,334)
OTHER COMPREHENSIVE LOSS, net of tax
NET ACTUARIAL GAIN (LOSS)	(65)	(27)	64	208
FOREIGN CURRENCY TRANSLATION LOSS	(296)	(401)	(313)	(988)
RECLASSIFICATION OF FAIR VALUE GAIN ON CHANGES OF OWN CREDIT RISK	-	4,873	-	4,317
FAIR VALUE GAIN (LOSS) ON CHANGES OF OWN CREDIT RISK	(10,586)	(329)	(10,244)	(5,394)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	(10,947)	4,116	(10,493)	(1,857)
NET COMPREHENSIVE LOSS	$(21,683)	$(18,971)	$(32,007)	$(38,191)
LOSS PER SHARE BASIC AND DILUTED	$(0.57)	$(2.60)	$(1.15)	$(5.14)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	18,738,657	8,869,691	18,732,196	7,072,950

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	capital	Income (loss)	deficit	equity
BALANCE AT JANUARY 1, 2025	18,720,287	$865	$275,390	$(2,913)	$(225,012)	$48,330
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2025
Exercise of options and warrants	22,850		*			*
Other comprehensive loss				(10,493)		(10,493)
Share-based compensation			1,537			1,537
Net loss					(21,514)	(21,514)
BALANCE AT JUNE 30, 2025	18,743,137	$865	$276,927	$(13,406)	$(246,526)	$17,860

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

(Unaudited) - (continued)

(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares C		Convertible Preferred Shares D		Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total capital
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Income (loss)	deficit	deficiency
BALANCE AT JANUARY 1, 2024	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,276,184	$320	$35,134	$(515)	$(171,830)	$(136,891)
CHANGES DURING THE SIX MONTHS ENDED JUNE 30, 2024
Exercise of options and warrants into Ordinary Shares									196,851	12	443			455
Conversion of preferred shares to Ordinary Shares prior IPO							(10,599)	(296)	10,599	1	295			296
Issuance of Ordinary Shares following initial public offering, net of offering costs									4,411,765	-	66,335			66,335
Classification of warrants to equity											28,225			28,225
Conversion of CLAs to Ordinary Shares									4,092,330	246	69,324			69,570
Conversion of preferred shares to Ordinary Shares following the IPO	(2,192,611)	(15,686)	(333,366)	(2,292)	(590,059)	(8,967)	(1,577,282)	(43,296)	4,693,318	286	69,955			70,241
Share-based compensation											3,324			3,324
Other comprehensive loss												(1,857)		(1,857)
Net loss													(36,334)	(36,334)
BALANCE AT JUNE 30, 2024	-	$-	-	$-	-	$-	-	$-	18,681,047	$865	$273,035	$(2,372)	$(208,164)	$63,364

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

(Unaudited) - (continued)

(U.S. dollars in thousands, except per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
	Shares	Amount	capital	Income (loss)	deficit	equity
BALANCE AT MARCH 31, 2025	18,733,937	$865	$276,288	$(2,459)	$(235,790)	$38,904
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2025
Exercise of options and warrants	9,200		*			*
Other comprehensive loss				(10,947)		(10,947)
Share-based compensation			639			639
Net loss					(10,736)	(10,736)
BALANCE AT JUNE 30, 2025	18,743,137	$865	$276,927	$(13,406)	$(246,526)	$17,860

*	Less than $1 thousands

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

(Unaudited) - (continued)

(U.S. dollars in thousands, except per share data)

	Redeemable Convertible Preferred Shares
	Convertible Preferred Shares A		Convertible Preferred Shares B		Convertible Preferred Shares C		Convertible Preferred Shares D		Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total capital
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	capital	Income (loss)	deficit	deficiency
BALANCE AT MARCH 31, 2024	2,192,611	$15,686	333,366	$2,292	590,059	$8,967	1,587,881	$43,592	5,277,268	$320	$37,294	$(6,488)	$(185,077)	$(153,951)
CHANGES DURING THE THREE MONTHS ENDED JUNE 30, 2024
Exercise of options and warrants into Ordinary Shares									195,767	12	443			455
Conversion of preferred shares to Ordinary Shares prior IPO							(10,599)	(296)	10,599	1	295			296
Issuance of Ordinary Shares following initial public offering, net of offering costs									4,411,765	-	66,335			66,335
Classification of warrants to equity											28,225			28,225
Conversion of CLAs to Ordinary Shares									4,092,330	246	69,324			69,570
Conversion of preferred shares to Ordinary Shares following the IPO	(2,192,611)	(15,686)	(333,366)	(2,292)	(590,059)	(8,967)	(1,577,282)	(43,296)	4,693,318	286	69,955			70,241
Share-based compensation											1,164			1,164
Other comprehensive loss												4,116		4,116
Net loss													(23,087)	(23,087)
BALANCE AT JUNE 30, 2024	-	$-	-	$-	-	$-	-	$-	18,681,047	$865	$273,035	$(2,372)	$(208,164)	$63,364

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(21,514)	$(36,334)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,329	3,043
Gain (loss) from sale and sale of property and equipment, net	-	(16)
Unrealized losses (gains) on restricted marketable securities	128	(1,525)
Share-based compensation	1,970	3,324
Earn-out liability Revaluation	-	(38)
Non-cash financial expenses (income)	(1,252)	18,075
Changes in operating assets and liabilities:
Trade receivables	9,391	(1,248)
Other current assets	(1,510)	(103)
Institutions	133	(1,408)
Inventories	225	(1,872)
Operating lease assets	1,098	1,115
Other non-current assets	39	41
Trade payables	4,196	3,756
Accrued expenses	2,106	11
Payment of Earn-out	-	(2,210)
Other current liabilities	(6,170)	(317)
Other long-term liabilities	2,621	(207)
Employee related obligations	1,072	1,326
Employee rights upon retirement	69	63
Deferred revenues	302	(101)
Operating lease liabilities	(1,103)	(1,038)
Net cash used in operating activities	(3,870)	(15,663)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	(3,648)	(4,342)
Proceeds from sale of property and equipment	-	124
Net cash used in investing activities	(3,648)	(4,218)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	-	75,000
Underwriters’ IPO costs	-	(6,750)
IPO other costs	-	(1,730)
Proceeds from loans and warrants under the 2025 Loan Agreement	9,900	-
Payments in respect of bank borrowings	(1,513)	(1,168)
Proceeds from exercise of options into ordinary shares	-	12
Financial lease payments	(39)	(130)
Payments to short-term loan relating to factoring arrangements, net	(5,232)	(1,059)
Settlement of Phantom warrants	(188)	(1,500)
Proceeds from issuance of convertible loans	-	11,750
Proceeds from long-term debt measured under the fair value option, net	-	29,149
Repayment of long-term debt measured under the fair value option	-	(24,600)
Net cash (used in) provided by financing activities	2,928	78,974

GAUZY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited) - (continued)

(U.S. dollars in thousands)

	Six months ended June 30
	2025	2024
INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(4,590)	59,093
TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	221	(13)
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	5,734	4,705
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD	$1,365	$63,785
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH REPORTED IN THE CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$1,235	$63,700
Restricted cash	130	85
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH SHOWN IN STATEMENT OF CASH FLOWS	$1,365	$63,785

SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:

Right-of-use assets obtained in exchange for lease obligations: Operating leases	$343	$101
Conversion of preferred share to Ordinary shares	$-	$70,537
Conversion of CLAs to Ordinary shares	$-	$69,570
Exercise of warrants	$-	$443
Reclass of warrants to Additional paid in capital	$-	$28,225
IPO costs	$-	$185
Sale of property and equipment	$-	$67

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$2,808	$1,679
Income taxes paid	$2	$16

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 -	NATURE OF OPERATIONS:

a.	Gauzy Ltd. (the “Company”) was incorporated in Israel in 2009. The Company is engaged in the development, manufacturing and supply of technologies for operating and control of complex materials. On June 6, 2024, the Company’s ordinary shares began trading on the NASDAQ Global Market under the symbol “GAUZ”, see Note 1(b).

The Company has wholly owned subsidiaries in France (“Vision”), the United States of America (the “U.S. Subsidiary”), in Germany (the “German Subsidiary”) and in China (the “Chinese Subsidiary”), and a branch in South Korea which commenced activity in the fourth quarter of 2024.

The Company, Vision and other subsidiaries together defined as - “the Group”.

b.	Initial Public Offering and Private Placement:

On June 7, 2024, the Company closed its initial public offering (IPO), in which it issued and sold 4,411,765 shares of ordinary shares at an IPO price $17.00 per share, resulting in net proceeds of $68.25 million after deducting $6.75 million of underwriting discounts and commissions.

c.	As of June 30, 2025, the Company had an accumulated deficit of $246,526. During the six months ended June 30, 2025, the Company incurred operating losses of $21,203 and had negative cash flows from operating activities of $3,870. The Company has financed its operations mainly through the IPO net proceeds received in June 2024, see Note 1(b) above, debt financing, warrants and Note Purchase Agreements (“NPAs”), refer to Notes 9, 15 and 21 in the 2024 annual financial statements and Note 9(b) in these financial statements. Group’s management believes that its existing cash and cash equivalents, amounts available under the NPAs, along with the Group’s estimated cash generated from operations provide sufficient resources to fund its planned operations through at least the next 12 months as of the issuance date of these financial statements. If the Group will not meet its estimated revenues forecast and will not reach sufficient positive cash flows from its operations and will not have sufficient available funds under the NPAs, it may be required to obtain further funding through public or private offerings, debt financing or other sources. Adequate additional funding may not be available to the Group on acceptable terms, or at all. If the Group is unable to raise capital when needed or on attractive terms, it may need to reduce, delay, or adjust its operating expenses. These consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainty.

d.	In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. In addition, since the commencement of these events, there have been continued hostilities along Israel’s northern border with Lebanon (with the Hezbollah terror organization;), Israel’s southern border with the Gaza Strip (with the Hamas terrorist organization) and on other fronts from various extremist groups in region, such as the Houthis in Yemen and various rebel militia groups in Syria and Iraq. Further, on April 13, 2024, and on October 1, 2024, Iran launched a series of drone and missile strikes against Israel. As of June 30, 2025, a ceasefire agreement has been reached between Israel and Lebanon. In June 2025, Israel launched a preemptive attack on Iran, to which Iran responded with ballistic missile and drone attacks. On June 23, 2025, Israel and Iran agreed to a ceasefire, although there is no assurance that the ceasefire will continue. To date the Company’s operations and financial results have not been materially affected. The Company expects that the current conflict in the Gaza Strip, Lebanon and the security escalation in Israel will not have a material impact on its business results in the short term. However, since this is an event beyond the Company’s control, its continuation or cessation may affect our expectations. The Company continues to monitor its ongoing activities and will make any needed adjustments to ensure continuity of its business, while supporting the safety and well-being of its employees.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 1 -	NATURE OF OPERATIONS (continued):

e.	On April 2, 2025, U.S. President Donald Trump signed an executive order imposing new tariffs on imports from all countries, including Israel. Based on the executive order, Israel and France will be subject to elevated tariffs of 17% and 20% respectively. On July 31, 2025, an updated directive imposing a 15% import tariff over goods originated from Israel and France was issued, and became effective on August 1, 2025. Since the Group serves its U.S. customers from production facilities in the U.S., the Group is expecting minimal to no impact from the tariffs imposed by President Trump.

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES:

a.	Basis of presentation

The accompanying condensed financial statements are unaudited. The unaudited condensed financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), are stated in U.S. dollars and follow the requirements of the Securities and Exchange Commission (“SEC”) for interim financial reporting. Accordingly, they do not include all of the information and disclosures required by U.S. GAAP for complete financial statements as certain footnotes or other financial information that are normally required by U.S. GAAP can be condensed or omitted.

The unaudited condensed financial statements have been prepared on the same basis as the audited financial statements. The unaudited condensed financial statements include the accounts of the Company. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

In the opinion of management, the unaudited condensed financial statements include all normal and recurring adjustments that are considered necessary for the fair statement of results for the interim periods. The results for the period ended June 30, 2025 are not necessarily indicative of those expected for the year ending December 31, 2025 or for any future period. The condensed balance sheet as of December 31, 2024 included herein was derived from the audited financial statements as of that date but does not include all disclosures required by U.S. GAAP. These unaudited condensed financial statements should be read in conjunction with the Company’s audited financial statements and the related notes thereto for the year ended December 31, 2024, included in the Company’s Annual Report on Form 20F filed with the SEC on March 11, 2025.

The significant accounting policies adopted and used in the preparation of the financial statements are consistent with those of the previous financial year.

b.	Use of estimates

In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, equity and disclosure of contingent liabilities and assets at the dates of the financial statements and the reported amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

c.	Revenue recognition

As of June 30, 2025, the Company does not have any contracts for the provision of goods that result in the material contract assets and contract liabilities.

As permitted by ASC 606, the Company does not disclose information on unearned revenue as it generally enters into binding contracts for a period of one year or less.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (continued):

d.	Concentration of credit risks

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, restricted cash, bank deposits, marketable securities and accounts receivable. The Company deposits cash and cash equivalents mostly with a single highly rated financial institution. The Company has not experienced any material credit losses in these accounts and does not believe it is exposed to significant credit risk on these instruments.

For the periods ended June 30, 2025, and December 31, 2024, the Company’s largest customer represented 10.2% and 13.5% of accounts receivable, net, respectively.

Recently Adopted Accounting Pronouncements:

e.	In June 2022, the FASB issued ASU 2022-03 “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring its fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU also introduces new disclosure requirements for equity securities subject to contractual sale restrictions. The Company adopted the ASU on January 1, 2025 and it did not have a material impact on its consolidated financial statement.

Recently Issued and Not Adopted Accounting Pronouncements:

f.	In December, 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The ASU will be effective for fiscal years beginning after December 15, 2025, and allows adoption on a prospective basis, with a retrospective option. The Company is in the process of assessing the impacts and method of adoption.

In November 2024, the FASB issued ASU No. 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The ASU improves the disclosures about a public business entity’s expenses and provides more detailed information about the types of expenses in commonly presented expense captions. The amendments require that at each interim and annual reporting period an entity will, inter alia, disclose amounts of purchases of inventory, employee compensation, depreciation and amortization included in each relevant expense caption (such as cost of sales, SG&A and research and development). The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating this ASU to determine its impact on the Company's disclosures.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The ASU introduces a practical expedient for all entities when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. Under the practical expedient, when developing reasonable and supportable forecast as part of estimating expected credit losses, an entity may assume that current conditions as of the balance sheet date do not change for the remaining life of the asset. The ASU is effective for annual reporting period beginning after December 15, 2025 and interim reporting within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods. The Company is evaluating the impact of ASU 2025-05 on its consolidated financial statements if it elects to apply the practical expedient.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 3 -	OTHER SIGNIFICANT TRANSACTIONS AND AGREEMENTS DURING THE SIX MONTHS ENDED JUNE 30, 2025:

a.	In January 2025, the Company paid $188 of the phantom warrants (see Note 16(d) in the 2024 annual financial statements).

b.	In March 2025, warrants issued in connection with a note purchase agreement that the Company entered into in January 2024 (see note 16(g) of the 2024 annual financial statements) were replaced and the Company issued an amended and restated warrant to such note purchasers (hereinafter “amended and restated 2024 Note Purchaser Warrant”). The amended and restated 2024 Note Purchaser Warrant is exercisable for up to an additional of 44,164 of the Company’s ordinary shares at an exercise price of $15.61 per share and may be exercised until November 8, 2028.

Warrants to Ordinary Shares are classified as equity. See Note 2(cc) in the 2024 annual financial statements.

c.	On April 24, 2025 the Company entered into a loan agreement with an Israeli bank (the “Bank”) and issued warrants to purchase up to 85,034 ordinary shares, see Note 9(b).

d.	On March 7, 2025, Gauzy GmbH received an approval to a research and development grant relating to its Suspended Particle Device activity for the years 2020 through 2025. The overall amount expected to be received totaling to $1.5 million (€1.3 million), net of transaction costs. As of June 30, 2025, the Company met the conditions to receive a grant of $1.2 million (€1.1 million), net of transaction costs. The grant was recorded as a reduction of research and development expenses. The Company received $0.8 million (€0.7 million), net of transactions costs, on July 29,2025.

NOTE 4 -	OPERATING SEGMENTS AND GEOGRAPHICAL INFORMATION:

The Company operates its business and reports its financial results in four operating segments:

a.	Architecture – this segment focuses on sales for both interior and exterior applications for commercial, retail, residential, healthcare and hospitality customers.

b.	Automotive – this segment focuses on sales that enable OEMs to incorporate Company’s technology into glass rooftops, side windows and windshields to replace conventional mechanical sun visors and shades.

c.	Safety tech – this segment focuses on sales of advanced driver assistance systems for buses, coaches, recreational vehicles and specific vehicles, such as camera and motion sensor systems, smart mirrors and safety doors.

d.	Aeronautics - this segment focuses on the sale of shading and cabin management systems in private and commercial aircraft and helicopters.

The Company’s Chief Executive Officer (“CEO”), was identified as the chief operating decision maker (“CODM”). The CODM reviews the financial information based on the Group’s disaggregated information about revenues and gross margin, once a quarter, including budget-to-actual variances, to make decisions about resources to be allocated to the segments and assess their performance. Segment revenues, expenses and gross margin exclude intersegment transactions. The CODM does not make operating and investing decisions based on assets, and as such does not review asset information per segment.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 -	OPERATING SEGMENTS AND GEOGRAPHICAL INFORMATION (continued):

e.	Segment Information:

	For the period of six months ended June 30, 2025
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$14,507	$4,903	$2,897	$20,114	$42,421
Intersegment revenues	25	-	37	-	62
Cost of revenue	9,921	3,163	2,315	15,987	31,386
Depreciation and amortization	422	121	122	352	1,017
Gross profit	$4,164	$1,619	$460	$3,775	$10,018

	For the period of six months ended June 30, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$20,181	$5,255	$2,218	$21,484	$49,138
Intersegment revenues	1,761	104	-	-	1,865
Cost of revenue	11,465	3,491	2,751	17,623	35,330
Depreciation and amortization	490	88	-	423	1,001
Gross profit (loss)	$8,226	$1,676	$(533)	$3,438	$12,807

	For the period of three months ended June 30, 2025
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$6,862	$2,489	$1,406	$9,297	$20,054
Intersegment revenues	-	-	-	-	-
Cost of revenue	5,064	1,584	1,123	7,478	15,249
Depreciation and amortization	222	62	63	172	519
Gross profit	$1,576	$843	$220	$1,647	$4,286

	For the period of three months ended June 30, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$10,045	$2,625	$912	$10,827	$24,409
Intersegment revenues	782	104	-	-	886
Cost of revenue	6,056	1,661	1,060	8,546	17,323
Depreciation and amortization	236	48	-	210	494
Gross profit (loss)	$3,753	$916	$(148)	$2,071	$6,592

	For the three months ended, June 30		For the six months, ended June 30
	2025	2024	2025	2024
Total revenues for reportable segments	$20,054	$25,295	$42,483	$51,003
Elimination of intersegment revenues	-	(886)	(62)	(1,865)
Total consolidated revenues	20,054	24,409	42,421	49,138

Total reportable segment profit	4,286	6,592	10,018	12,807
Amounts not allocated to segments:
Research and development expenses, net	4,868	4,131	8,325	8,512
General and administrative expenses	6,076	5,271	11,773	11,400
Sales and marketing expenses	4,142	4,153	7,811	8,443
Depreciation and amortization	1,710	1,021	3,312	2,042
Other expenses, net	-	(63)	-	(38)
Consolidated operating loss	(12,510)	(7,921)	(21,203)	(17,552)
Other income	-	130	-	130
Financial expenses, net	1,790	(15,274)	(240)	(18,828)
Consolidated loss before income taxes	$(10,720)	$(23,065)	$(21,443)	$(36,250)

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 4 -	OPERATING SEGMENTS AND GEOGRAPHICAL INFORMATION (continued):

f.	Geographical information:

The following table summarizes revenue by region based on the shipping address of customers:

	For the three months ended June 30		For the six months ended June 30
	2025	2024	2025	2024
United States	$3,901	$6,686	$9,196	$13,954
Israel	472	171	956	432
France	6,618	7,280	12,003	12,375
United Kingdom	1,870	2,025	5,152	3,760
Rest of Europe	4,551	3,576	9,115	9,766
Asia	2,030	3,779	4,454	6,747
Rest of world	612	892	1,545	2,104
	$20,054	$24,409	$42,421	$49,138

NOTE 5 -	INVENTORIES:

Inventories consisted of the following:

	June 30,	December 31,
	2025	2024
Finished products	$730	$1,345
Raw and packaging materials	15,564	13,563
Products in process	1,103	968
	$17,397	$15,876

The Company recorded inventory write-downs in the amount of $27 and $112 for the six months ended on June 30, 2025 and 2024, respectively and in the amount of $0 for the year ended on December 31, 2024. These write-downs are linked to slow-moving inventory.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 -	FAIR VALUE MEASUREMENTS:

a.	Financial instruments measured at fair value on a recurring basis

The Company’s assets and liabilities that are measured at fair value as of June 30, 2025, and December 31, 2024, are classified in the tables below in one of the six categories described in “Note 2bb – Fair value measurement” in the 2024 annual financial statements:

	June 30, 2025
	Level 1	Level 3	Total
Financial Assets
RFI Shares	$3,016		$3,016
Financial Liabilities
Warrants		$276	$276
NPAs		$27,357	$27,357

	December 31, 2024
	Level 1	Level 3	Total
Financial Assets
RFI Shares	$3,144		$3,144
Financial Liabilities
Warrants and phantom warrants		206	206
NPA		$17,777	$17,777

	Six months ended June 30, 2025
	Warrants*	NPAs
January 1, 2025	$206	$17,777
Settlement of Phantom warrants	(188)	-
Issuance	272	-
Change in fair value	(14)	9,580
June 30, 2025	$276	$27,357

The following is a roll forward of the fair value of liabilities classified under Level 3

	Six months ended June 30, 2024
	Warrants*	CLAs	NPAs	Facility loans	Earn-out liability	Other
January 1, 2024	$21,566	$55,940	$21,976	$23,151	$2,997	$186
Issuance	11,196	11,750	18,704	-	-	-
Payment	(1,500)	-	-	(24,600)	(2,210)	-
Conversion to equity	(445)	(69,570)	-	-
Reclassification to equity	(28,225)	-	-	-	-	-
Change in fair value	(1,061)	1,880	14,758	1,449	(38)	14
June 30, 2024	$1,531	$-	$55,438	$-	$749	$200

*	Including ‘phantom warrants’, see Note 16(d) in the 2024 annual financial statements.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 6 -	FAIR VALUE MEASUREMENTS (continued):

Warrants over ordinary shares

Starting from the closing of the IPO, the Company utilized a Black-Scholes Option Pricing model with Level 3 inputs for the valuation of its liability-classified warrants. Inherent in pricing models are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The underlying stock price input is the closing stock price as of each valuation date and the exercise price is the price as stated in the warrant agreement. The volatility input was determined using the historical volatility of comparable publicly traded companies which operate in a similar industry or compete directly against the Company.

Volatility for each comparable publicly traded company is calculated as the annualized standard deviation of daily continuously compounded returns. The Black-Scholes analysis is performed in a risk-neutral framework, which requires a risk-free rate assumption based upon constant-maturity treasury yields, which are interpolated based on the remaining term of the warrants as of each valuation date.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates:

	June 30,	June 30,
	2025	2024
Exercise price	$14.35-$31.08	$14.35-$31.08
Share price	$8.44	$12.02
Volatility	44.57%	44.09%-44.57%
Term (years)	3.17-4.33	4.17-5.33
Risk-free interest rate	3.68%-3.69%	4.44%-4.48%
Dividend yield	0.00%	0.00%

b.	Financial instruments measured not at fair value on a recurring basis

Financial instruments not recorded at fair value on a recurring basis include cash and cash equivalents, restricted cash, bank deposits, trade receivables, trade and other payables and short-term borrowings. Due to their nature, their fair value approximates their carrying value.

The fair value of Vision’s bank loans approximates their carrying value.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 7 -	SHAREHOLDERS’ EQUITY:

As of June 30, 2025 and December 31, 2024, the share capital is composed of shares, as follows:

	June 30, 2025
	Authorized	Issued and paid	Carrying Value
Ordinary Shares	49,200,191	18,743,137	$865

	December 31, 2024
	Authorized	Issued and paid	Carrying Value
Ordinary Shares	49,200,191	18,720,287	$865

NOTE 8 -	CONVERTIBLE LOAN AGREEMENTS:

On November 8, 2023 the Group entered a Note Purchase Agreement (the “November 2023 NPA”) among Chutzpah Holdings Ltd. a related party, (the “Purchaser”) as purchaser, administrative agent and collateral agent. Under the November 2023 NPA, the Purchaser extended a credit facility to the Group in an aggregate principal amount of $60.0 million, that may be utilized and drawn down by way of issuance and sale of senior secured notes to the Purchaser. As of the date of these consolidated financial statements, the Group withdrew $25.0 million. See also note 15(c) to the 2024 annual financial statements.

Following the consummation of the IPO, in July 2024, the Group repaid the November 2023 NPA to the Purchaser totaling $38.6 million, including minimum return interest.

As of June 30, 2025, $35.0 million balance is still available for withdrawal. A commitment fee of 5.0% per annum is payable by the issuer on the unutilized amount of the credit facility.

During the six months ending June 30, 2025, the Company incurred interest expense totaling to $880.

NOTE 9 -	NONCONVERTIBLE LOANS:

a.	In January 2024, the Group entered into a note purchase agreement (hereinafter “2024 NPA”), with OIC Growth Fund I, L.P. and affiliated funds (hereinafter “2024 Note Purchases”) for a total amount of $26.0. See note 9(e) in the 2024 annual financial statements.

Under the 2024 NPA, the Company and its subsidiaries are subject to various negative and affirmative covenants, which include, among others, the following: (i) limitations on incurrence of additional financial indebtedness and on grant of liens (subject to certain permitted incurrence of indebtedness); (ii) limitations on investments in, and formation or acquisition of, additional entities or joint ventures; (iii) limitations on the conduct of any material activities other than those related to the development, manufacture and marketing of vision and light control technologies or incidental thereto; (iv) the Company is required to maintain at all times a cash balance of at least $1.5 million; and (v) additional limitations on payments to shareholders of dividends or any indebtedness, and other imitations on change in control as specified in the 2024 NPA. In addition, the 2024 NPA contains events of default customary in such transactions, including non-payment; breach of covenants; breach of representations; bankruptcy, insolvency proceedings and creditors’ process; occurrence of a material adverse event, in each case may be subject to grace or cure periods prescribed by the 2024 NPA.

As of June 30, 2025, and the date of the issuance of these condensed consolidated financial statements, the Company meets the conditions above.

On May 4, 2025, the Company signed an amendment to the 2024 NPA according to which the maturity date of the 2024 NPA was updated to May 1, 2028. Other conditions of the NPA remain unchanged.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 -	NONCONVERTIBLE LOANS (continued):

b.	On April 24, 2025, the Company entered into a loan agreement with an Israeli bank (the “Bank”), pursuant to which the Bank agreed to provide the Company with a credit facility in the aggregate amount of $10.0 million, consisting of (i) a short-term credit facility of $5.0 million, and (ii) a long-term loan of $5.0 million (the "2025 Loan Agreement").

The short-term credit facility bears interest at a rate of Term SOFR (monthly) plus 5% per annum. Interest on the short-term credit facility is payable at the end of the loan period, as will be determined with respect to each drawdown. The principal amounts drawn under the short-term credit facility are repayable within one to six months from the date of each drawdown, as will be determined with respect to each drawdown. The short-term credit facility will be available for re-withdrawal at an amount calculated with reference to the Group’s accounts receivables, inventory and cash balances less Short-term loan relating to factoring arrangements.

As of June 30, 2025, and the date of the issuance of these condensed consolidated financial statements, the entire amount of short-term credit facility is available for withdrawal based on the conditions above.

The long-term loan bears interest at a rate of Term SOFR (quarterly) plus 7% per annum. Interest on the long-term loan is repayable on a quarterly basis, commencing at the beginning of the calendar quarter following the drawdown date. The principal amount of the long-term loan is repayable in eight quarterly installments, commencing one year after the drawdown date. Notwithstanding, if the Company achieves certain financial conditions, the first principal payment may be deferred by an additional six months at the Company’s request. The 2025 Loan Agreement includes provisions for early repayment, subject to prepayment fees.

In connection with the 2025 Loan Agreement, the Company issued to the Bank warrants to purchase up to 85,034 ordinary shares, with an exercise price of $8.82 per share, which may be exercised until April 29, 2029. The warrants are not indexed to the Company’s own shares and therefor are liability – classified under ASC 815-40, see Note 6(a) above.

No material transaction costs were incurred in relation to this loan.

The 2025 Loan Agreement contains representations, warranties and other provisions customary for transactions of this nature, including various negative and affirmative covenants.

Key covenants include: not canceling or reducing the 2023 NPA; restrictions on early repayment of the 2024 NPA; and a certain minimum deposit in the bank at all time.

As of June 30, 2025, and the date of the issuance of these condensed consolidated financial statements, the Company meets the conditions above.

In addition, the 2025 Loan Agreement contains events of default customary in such transactions, in each case, may be subject to grace or cure periods as prescribed by the 2025 Loan Agreement.

The amounts owing under the 2025 Loan Agreement, including principal, interest and fees payable to the Bank, are secured by, among other things, a first-ranking floating charge on all of the company’s assets and first-ranking fixed charges on the Company’s goodwill, fixed assets, intellectual property, receivables from the Company’s subsidiaries, Vision Lite SAS, Gauzy USA Inc. and Gauzy GmbH, and its equity interests in these subsidiaries, and Research Frontiers Incorporated.

During the reporting period the Company drew $5.0 million of the short-term credit facility and $5.0 million of the long-term loan.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 9 -	NONCONVERTIBLE LOANS (continued):

c.	As of June 30, 2025, the required annual principal payments of long-term debt, starting from July 2025, are as follows:

June 30, 2025
Year 1	$8,608
Year 2	4,794
Year 3	30,417
Year 4	129
Year 5 and thereafter	11
Total	$43,959

NOTE 10 -	NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per share attributable to ordinary shareholders for the periods presented:

	For the Three Months Ended		For the Six Months Ended
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Numerator:
Net loss for the period	$(10,736)	$(23,087)	$(21,514)	$(36,334)
Deemed dividend on issuance of warrants	-	-	(81)	-

Net loss attributable to ordinary shareholders, basic and diluted	$(10,736)	$(23,087)	$(21,595)	$(36,334)
Denominator:
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	18,738,657	8,869,691	18,732,196	7,072,950
Net loss per share attributable to ordinary shareholders, basic and diluted	$(0.57)	$(2.60)	$(1.15)	$(5.14)

The following instruments were not included in the computation of diluted earnings per share because of their anti-dilutive effect:

For the period ending on June 30, 2025:

-	Warrants to purchase ordinary shares;

-	Share-based compensation;

For the period ending on June 30, 2024:

-	Redeemable convertible preferred shares;

-	Convertible loan agreements;

-	Warrants to purchase ordinary shares;

-	Share-based compensation.

GAUZY LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(Unaudited)

(U.S. dollars in thousands, except share and per share amounts)

NOTE 11 -	TRANSACTIONS AND BALANCES WITH RELATED PARTIES:

Transactions with related parties which are shareholders and directors of the Company:

a.	Transactions:

	Six months ended June 30,
	2025	2024
Interest expenses (See Note 8)	$880	$2,937
Share-based compensation to non-executive directors	$324	$61

b.	Balances:

	June 30, 2025	December 31, 2024
Short-term liabilities -
Other current liabilities (See Note 8)	$-	$890

Long-term liabilities -
Other non-current liabilities (See Note 8)	$1,770	$-

Note 12 -	subsequent events:

a.	In July 2025, the Bank provided an additional $5.o million loan under the same commercial terms as the short-term credit facility of $5.0 million in the 2025 Loan Agreement, see Note 9(b). In July the Company drew down the full amount.

b.	For receipt of grant after the reporting period see Note 3(d).

c.	On July 4, 2025, the United States enacted tax reform legislation through the One Big Beautiful Bill Act, which changes existing U.S. tax laws, including extending or making permanent certain provisions of the Tax Cuts and Jobs Act, repealing certain clean energy initiatives, in addition to other changes. The Company is still in the process of evaluating the impact of this new legislation to provision for income taxes, deferred tax assets, deferred tax liabilities, and to income taxes payable in the period of enactment and will continue to assess the impact the new legislation will have on the consolidated financial statements.